Delisting Determination, The Nasdaq Stock Market, LLC, December 21, 2022, Kismet Acquisition Three Corp.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the Class A Common Stock, warrant, and unit of Kismet Acquisition Three Corp, effective at the opening of the trading session on January 3, 2023.
Based on review of information provided by the Company, Exchange Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1).
The Company was notified of the Staff determination on November 10, 2022. The Company did not appeal the Staff determination to the Hearings Panel. The Staff determination to delist the Company securities became final on November 21, 2022.